Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of LSB Industries, Inc. for the registration of common stock, preferred stock, depository shares, subscription rights, debt securities, warrants, purchase contracts, and units and to the incorporation by reference therein of our report dated February 25, 2021, with respect to the consolidated financial statements of LSB Industries, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Oklahoma City, Oklahoma

November 15, 2021